[U.S. Well Services, INC. LETTERHEAD]

December 19, 2018

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	U.S. Well Services, Inc. Registration Statement on Form S-3 File No. 333-228664

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, U.S. Well Services, Inc. (the “Company”) hereby requests that the effective time of the Company’s Registration Statement on Form S-3 (File No. 333-228664) (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern Time, on December 20, 2018 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, Elliott Smith of Winston & Strawn LLP, at 212.294.6787.

Please contact Elliott Smith of Winston & Strawn LLP at 212.294.6787 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

U.S. Well Services, Inc.

/s/ Joel Broussard
By:	Joel Broussard
Title:	President and Chief Executive Officer

cc:	Elliott Smith, Winston & Strawn, LLP